                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------

                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)

                           ------------------------

                             RADIANT SYSTEMS, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))


                           ------------------------

   OPTIONS UNDER RADIANT SYSTEMS, INC.                        75025N10
AMENDED AND RESTATED 1995 STOCK OPTION PLAN     (CUSIP Number of Class of Securities)
      (Title of Class of Securities)                  (Underlying Common Stock)

                           ------------------------

                                John H. Heyman
             Executive Vice President and Chief Financial Officer
                             Radiant Systems, Inc.
                            3925 Brookside Parkway
                           Alpharetta, Georgia 30022
                           Telephone: (770) 576-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   Copy to:
                             Jon H. Klapper, Esq.
                        Smith, Gambrell & Russell, LLP
                    1230 Peachtree Street, N.E., Suite 3100
                            Atlanta, Georgia 30309
                                (404) 815-3632
                          ---------------------------
                           CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                          Amount of Filing Fee**
--------------------------------------------------------------------------------
           $11,660,764                                      $2,332.15
================================================================================
* For the purpose of calculating the filing fee only, this amount assumes that options to purchase 2,538,767 shares of common stock of Radiant Systems, Inc. having an aggregate value of $11,660,764 as of October 22, 2001 will be exchanged pursuant to this offer.

** Calculated as 1/50 of 1% of the transaction value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:..........Not applicable. Filing party:...Not applicable.

Form or Registration No.:........Not applicable. Date Filed:.... Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13e-4.
[_] Going-private transaction subject to Rule 13e-3.
[_] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_].

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated October 24, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the issuer is Radiant Systems, Inc., a Georgia corporation (the "Company"). The address of its principal executive offices is 3925 Brookside Parkway, Alpharetta, Georgia 30022. The telephone number of its principal executive offices is (770) 576-6000. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Radiant Systems, Inc.") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Company's Amended and Restated 1995 Stock Option Plan (the "Option Plan") to purchase shares of the Company's common stock, no par value per share (the "Common Stock"), granted on or after December 20, 1995 (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 (Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a) The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") are incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), and Section 14 (Certain Tax Consequences for Non-U.S. Based Employees) and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set froth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Radiant Systems") and Section 17 ("Additional Information"), and on pages 26 through 46 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2001 is incorporated herein by reference. Copies of the Company's Annual Report and Quarterly Report are available over the Internet at the Securities and Exchange Commission's web site at www.sec.gov. In addition, copies of these reports,
                         -----------
excluding exhibits, may be obtained free of charge upon request to the Company and may be inspected and copied free at the Company's principal executive offices.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange, dated October 24, 2001.

         (a) (2) Form of Letter of Transmittal.

         (a) (3) Form of Notice of Withdrawal.

         (a) (4) Form of Letter to Eligible Option Holders.

         (a) (5) Form of Letter to Tendering Option Holders.

         (a) (6) Radiant Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001 and incorporated herein by reference.

         (a) (7) Radiant Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 filed with the Commission on August 14, 2001 and incorporated herein by reference.

         (b)     Not applicable.

         (d) (1) Amended and Restated 1995 Stock Option Plan of Radiant Systems (incorporated by reference from the Company's Registration Statement on Form S-1, Registration No. 333-17723).

         (d) (2) Amendment No. 1 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-41291).

         (d) (3) Amendment No. 2 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-62157).

         (d) (4) Amendment No. 3 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-71892).

         (d) (5) Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1995 Stock Incentive Plan of Radiant Systems, Inc. (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-23237).

         (g)     None.

         (h)     None.

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2001

                                RADIANT SYSTEMS, INC.


                                By:  /s/  John H. Heyman
                                     -------------------------------------------
                                     Name:   John H. Heyman
                                     Title:  Executive Vice President and Chief
                                             Financial Officer

                                 EXHIBIT INDEX

Exhibit No.
-----------

(a) (1) Offer to Exchange, dated October 24, 2001.

(a) (2) Form of Letter of Transmittal.

(a) (3) Form of Notice of Withdrawal.

(a) (4) Form of Letter to Eligible Option Holders.

(a) (5) Form of Letter to Tendering Option Holders.

(a) (6) Radiant Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on April 2, 2001 and incorporated herein by reference.

(a) (7) Radiant Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 filed with the Commission on August 14, 2001 and incorporated herein by reference.

(b)     Not applicable.

(d) (1) Amended and Restated 1995 Stock Option Plan of Radiant Systems (incorporated by reference from the Company's Registration Statement on Form S-1, Registration No. 333-17723).

(d) (2) Amendment No. 1 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-41291).

(d) (3) Amendment No. 2 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-62157).

(d) (4) Amendment No. 3 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-71892).

(d) (5) Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1995 Stock Incentive Plan of Radiant Systems, Inc. (incorporated by reference from the Company's Registration Statement on Form S-8, Registration No. 333-23237).

(g)        None.

(h)        None.